           May 28, 2010
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Flavors & Fragrances Inc. File No. 1-4858 Form 10-K for the year ended December 31, 2009 Form 8-K filed February 9, 2010 Definitive Proxy Statement filed March 9, 2010
Dear Mr. Decker:
International Flavors & Fragrances Inc. (“IFF” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated May 6, 2010. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.
General
1.	With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings, if applicable.

Company Response:

Additional disclosures or other revisions to our future filings are included, as applicable, in the Company’s response; in each instance, such additional disclosures are identified as such.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
MD&A
Financial Condition, page 29
2.	You anticipate that cash flows from operations and availability under your existing credit facilities are sufficient to fund your capital spending and other cash requirements for at least the next eighteen months. Your revolving credit agreement provides for a US $350 million Tranche A and Euro 400 million Tranche B multi-currency revolving credit facility. Please disclose the amounts borrowed as well as the amounts available under the facility as of the latest balance sheet date. Please show us in your supplemental response what the revisions will look like.

Company Response:

In future filings we will provide both the amounts borrowed and the amounts remaining available under the revolving credit agreement.

The following contains the information requested by the Commission and an indication of our likely disclosure in future filings:

As of December 31, 2009 we had total borrowings under our multi-year revolving credit agreement (the “Facility”) of $152 million. However, the amount by which we are able to draw down on under the Facility is limited by financial covenants as described in more detail [below]. At December 31, 2009 we had a remaining drawdown capacity of $518 million versus the remaining lending capacity of $766 million.

3.	Your reconciliation from net income to Adjusted EBITDA on page 31 includes a line item described as specified items. Please disclose with quantification for each period presented the components of this line item. This could be provided in a footnote to the reconciliation. Please show us in your supplemental response what the revisions will look like.

Company Response:

In future filings, we will quantify for each period presented the components of the line item described as “specified items” to derive Adjusted EBITDA. We plan to include this as a footnote to the reconciliation as suggested by the Commission.

The following contains the information requested by the Commission and an indication of our likely disclosure in future filings:

(1) Specified items for the 12 months ended December 31, 2009 of $24.6 million consist of restructuring charges ($18.3 million) and employee separation costs ($6.3 million). Specified items for the 12 months ended December 31, 2008 of $22.9 million consist principally of restructuring charges ($18.2 million) and employee separation costs ($3.4 million).
Critical Accounting Policies and Use of Estimates, page 32
The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 32
4.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.
Company Response:
The following response contains the information requested by the Commission and an indication of our likely disclosure in future filings:
In assessing the potential for impairment of goodwill, management uses the most current actual and forecasted operating data available and current market based assumptions in accordance with the criteria in ASC 350. We identified two reporting units, the Flavors reporting unit and the Fragrances reporting unit. These reporting units were determined based on the level at which the performance is measured and reviewed. We perform a goodwill impairment test on an annual basis or more frequently in certain circumstances. We utilize the two-step approach, by assessing the fair value of our reporting units based on discounted cash flows. In addition, we utilize external market data of comparable companies to assess the reasonableness of the cash flows’ indicated values. There have been no significant changes to the methodologies used for valuing goodwill since the prior year. We deem goodwill to be impaired if the carrying amount of the reporting unit exceeds the estimated fair value. We completed our annual goodwill impairment test as of November 30, 2009, which indicated no impairment of goodwill, as the estimated fair values substantially exceeded the carrying values of each of our reporting units. In addition, there were no triggering events which required asset impairment reviews and the undiscounted cash flows associated with our fixed-assets and other long-lived intangible assets were well in excess of the carrying value of these asset classes.

Financial Statements
Notes to the Financial Statements
Note 9. Income Taxes, page 59
5.	Given that you have recorded repeated losses before taxes in the U.S., please consider expanding your disclosures to provide additional clarity regarding the amount of U.S. deferred tax assets recorded as well as the amount of valuation allowance recorded against these deferred tax assets. These disclosures could also include the amount of U.S. net operating loss carryforwards and tax credit carryforwards, the deferred tax assets recorded related to these carryforwards, and the amount of valuation allowance recorded against these deferred tax assets. For any U.S. deferred tax assets for which you have for not recorded a valuation allowance, please also consider expanding your disclosures to address the following:
•	Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•	Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
Please show us in your supplemental response what the revisions will look like.

Company Response:

As described below, after including foreign dividends, there are no federal net operating losses. As the Commission’s questions were focused around clarification of our deferred tax assets due to repeated losses before taxes, we will expand our wording in the footnote to present a clearer picture of our deferred income taxes.

The following response contains the information requested by the Commission and an indication of our likely disclosure in future filings:

The U.S. consolidated group consistently generates taxable income after the inclusion of foreign dividends. As such, the Company is not in a federal net operating loss position. This tax posture is such that IFF and its U.S. subsidiaries will realize tax benefits from the reversal of temporary differences and the utilization of its federal tax credits before the expiration of the applicable carryforward periods.

The majority of states where IFF and subsidiaries file income tax returns allow a 100% foreign dividend exclusion, effectively converting the domestic companies’ reversing temporary differences into net operating losses. As there is significant doubt with respect to realizability of these net operating losses, we have established a full valuation allowance against these deferred tax assets. There are also states that adopt a different approach with respect to the foreign dividend exclusion, providing limitations on foreign dividend deductibility. In these jurisdictions, IFF realizes tax benefits from reversing temporary differences, and no valuation allowance is necessary.
The Company has not factored any future trends, other than inflation, in its taxable income projections. The corresponding taxable income is sufficient to realize the $148 million in deferred tax assets as of December 31, 2009.
Note 12. Segment Information, page 65
6.	Please disclose the amount of net sales related to the U.S. and any individual material foreign country for each period presented. Refer to ASC 280-10-5-41 (a). Please show us in your supplemental response what the revisions will look like.

Company Response:
The following response contains the information requested by the Commission and an indication of our likely disclosure which we would include in our Segment Information footnote to the financial statements in future filings. In addition, should any other individual country other than the U.S. reach a level at or above 10% of total net sales, we would disclose this separately:

Net sales to external customers are attributed to individual regions based upon the destination of product delivery. Net sales related to the U.S. for the years ended December 31, 2009, 2008 and 2007 were $568 million, $571 million and $600 million, respectively. Net sales attributed to all foreign countries in total for the years ended December 31, 2009, 2008 and 2007 were $1,758 million, $1,818 million and $1,677 million, respectively. No non-U.S. country had net sales in any year presented greater than 6% of total consolidated net sales.
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
7.	Please file an amendment to your Form 10-K to include a signed consent from PricewaterhouseCoopers LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.
Company Response:

We obtained a signed consent from PricewaterhouseCoopers LLP prior to filing the Form 10-K. However, the Company inadvertently omitted to include the conformed signature on the Consent of Independent Registered Public Accounting Firm that was filed as an exhibit to the Form 10-K for the Year Ended December 31, 2009. Attached is a copy of the signed consent which should have been included in the EDGAR filing. We believe that this response is sufficient to address the inadvertent oversight, and in our view an amendment to our Form 10-K is not necessary in the circumstances.

FORM 8-K FILED FEBRUARY 9, 2010
Exhibit 99.1
8.	Your income statement reconciliations from reported GAAP amounts to adjusted non—GAAP amounts for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 appear to constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

The Company acknowledges that the Compliance and Disclosures Interpretation 102.10 states that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. However, we feel that our presentation of the income statement reconciliation presentation does not, in the context and framework presented, attach undue prominence to the non-GAAP information. We developed this approach because we believe that it provides the adjusted information in the clearest and most easily understood format, and we do not believe that any investor or shareholder would view this non-GAAP schedule as confusing or misleading.

In addition, we believe that this approach provides important clarifying information. Particular non-GAAP adjustments may impact a number of GAAP items and our current presentation provides that information in a clear and easily followed manner. For example, restructuring charges often will impact cost of goods sold, restructuring and other charges, income taxes, and potentially other items. Our approach, we believe, provides this information in a straightforward manner, and is not intended to mislead any shareholder or investor.

In addition, we will expressly include a statement as part of our Regulation G Reconciliation Schedule that: “The following information and Schedule provides reconciliation information between reported GAAP amounts and certain adjusted amounts. This information and Schedule is not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.”

We have provided below an indication (using the Full Year 2009 Results) of how such a disclosure will look:

The following information and schedule provides reconciliation information between reported GAAP amounts and certain adjusted amounts. This information and schedule is not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

			Employee
	Reported	Restructuring	Separation	Adjusted
	(GAAP)	Charges	Costs	(Non-GAAP)
Net Sales	$2,326,158	—	—	$2,326,158

Cost of goods sold	1,391,032	—	—	1,391,032
Gross Profit	935,126	—	—	935,126

Research and development	193,843	—	—	193,843
Selling and administrative	376,541	—	6,320	370,221
Amortization	6,153	—	—	6,153
RSA Expense	576,537	—	—	570,217

Restructuring and other charges	18,301	18,301	—	—

Operating Profit	340,288	—	—	364,909

Net Interest Exp.	61,818	—	—	61,818
Other (income)/expense, net	1,921	—	—	1,921
Pretax income	276,549	—	—	301,170
Income taxes	81,023	(3,538)	(2,292)	86,853
Net income	195,526	14,763	4,028	214,317

Earnings per share — diluted	$2.46	$0.19	$0.05	$2.69

DEFINITIVE PROXY STATEMENT FILED MARCH 9, 2010
Market Reference, page 46
9.	We note disclosure that your consultant analyzes total direct pay against the median to 75th percentile range of each executive’s market reference and that the approved target total direct pay for 2009 was positioned “somewhat above” the market reference range for Ms. Ford and Messrs. Mirzayantz and Vaisman. Since “somewhat above” is not a clear range, please disclose where actual total direct pay fell for each named executive officer.

Company Response:
     As described in our Compensation Discussion & Analysis, our Compensation Committee’s independent consultant analyzes each executive’s total direct pay against the median to 75th percentile range of each executive’s market reference. Accordingly, data above the 75th percentile is not available. Of our named executive officers, total direct pay for 2009 exceeded the 75th percentile by the following amounts: Ms. Ford: $109,000, Mr. Mirzayantz: $306,000, and Mr. Vaisman: $241,000. In future filings, in response to the Staff’s comment, we will specifically compare each of our named executive officer’s total target direct pay to his or her market reference range.
Annual Incentive Plan, page 49
10.	Please provide quantitative disclosure of targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. We note the disclosure on page 51 that “For 2009, the specific target levels for each financial objective were based on improvement versus actual 2008 results.” It is unclear whether the objectives are simply any improvement from the prior year’s financial goals or whether there are specific targets associated with each category (i.e., sales growth in local currency of a certain amount or attainment of a specific working capital amount). Please do the same for the fiscal year target for EPS under the Long-Term Incentive Plan.

Company Response:
     In our Compensation Discussion & Analysis, we provided specific quantitative information concerning each of our financial performance goals for the completed year, including the weighting of each financial performance goal and the actual “numerical” performance achievement against target (expressed as a percentage against target), for each of the financial goals under our annual and long term incentive plans. For example, for our annual incentive plan (AIP), for sales growth in local currency (which accounted for 20% of the 2009 AIP payout), we disclosed that we had achieved a 73% result against target performance. We provided the same information for each of our other financial performance goals for the completed year under both the AIP and our long term incentive plan (LTIP). We also provided the lowest, highest and average AIP and LTIP payouts over the five year period from 2005 to 2009.
     We believe that by providing the “actual” performance result, as a percentage of the target goal, we provided our shareholders with the most meaningful information as to both our target goals and how we actually “achieved” against each of our target goals. This information measures not only the goals, but the degree of difficulty in achieving the incentive goals established by our Compensation Committee. In response to the Staff’s comment, in our future filings, we will provide the actual “numerical” financial performance target goals established for our completed year for each of our financial performance goals under our AIP and LTIP.
     We had also provided in our CD&A, in connection with how our 2009 AIP financial performance goals were set, that each of the specific performance targets for our AIP required improvement over actual 2008 results, and that each of these financial performance targets were derived from our Board-approved goals and were consistent with our previously announced strategic financial goals of growing local currency sales by 4% per year, improving operating margins to 18% of sales and growing earnings per share on average by 10+% per year.
     We believe that this approach of describing how our Compensation Committee established these financial performance target goals provided meaningful information to our shareholders concerning the guidelines used in establishing our financial incentive goals and provided both specific quantitative and qualitative information to help our shareholders understand how improvement over the prior year results could be measured, in the context of our overall strategic goals. However, in response to the Staff’s comment, in our future filings, we will specifically quantify the change from the prior year results which that target goal represented.
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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer

Attachment to comment #7
EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-46932, No. 333-59689 and No. 333-47856) and Form S-8 (No. 333-126421, No. 333-120158, No. 333-102825, No. 333-61072, No. 333-51436, No. 333-50752 and No. 33-54423) of International Flavors & Fragrances Inc. of our report dated February 25, 2010 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 25, 2010 relating to the financial statement schedule, which appears in this Form 10-K.
/s/ PricewaterhouseCoopers LLP
New York, New York
February 25, 2010